UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

EXHIBIT INDEX

Exhibit 1	Minutes of the 337th Extraordinary Meeting of the Board of Directors of Tele Norte Leste Participações S.A., held on November 26, 2009 (English Translation).

Exhibit 2	Excerpt of Item 6 from the Minutes of the 338th Extraordinary Meeting of the Board of Directors of Tele Norte Leste Participações S.A., held on November 26, 2009 (English Translation).

Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

BOARD OF TRADE (NIRE) NO. 33 300 26253-9

MINUTES OF THE 337th EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS, HELD ON NOVEMBER 26, 2009.

I. DATE, TIME AND PLACE: On November 26, 2009, at 9:15 a.m., at the meeting room of the Board of Directors of Tele Norte Leste Participações S/A (the “Company” or “TNL”), at Praia de Botafogo No.300 – 11th Floor, Room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro.

II. QUORUM: All Members of the Board of Directors signatories hereunder.

III. CALL NOTICE: Waived, due to attendance by all Board Members.

IV. CHAIR: Mr. José Mauro Mettrau Carneiro da Cunha acted as Chairman and Mr. José Augusto da Gama Figueira acted as Secretary.

V. AGENDA: To re-ratify Item 2 from the minutes of meeting of the Board of Directors held on November 12, 2009.

VI. DECISIONS: The meeting began and the sole item of the Agenda, to re-ratify Item (2) of the meeting of the Board of Directors held on November 12, 2009, was approved, with the board member representing BNDESPAR abstaining from voting. The type of guarantee provided by TNL was changed from an aval guarantee to fiança guarantee, and Item “h” was included, regarding financial covenants, as described herein:

“As to item (2), after board member Mr. Joaquim Dias de Castro, representative of BNDESPAR abstained from voting, the board approved the financing proposals of BNDES for

(i)	Telemar Norte Leste S.A., (“…”) (d) Guarantee: fiança guarantee of TNL and assignment of receivables of TMAR (“…”) (h) Covenants: (i) Total debt / EBITDA: equal to or less than 4.0; (ii) EBITDA / Financial Expenses: equal to or greater than 1.75; (iii) (Short term debt – Cash and Cash Equivalents)/ EBITDA: equal to or less than 0.70; (ii) Net Equity / Total Assets: equal to or greater than 0.25; (v) [EBITDA – (Income Tax + Social Contribution)] / [Amortization + (Financial Expenses – Financial Income) – Cash and Cash Equivalents from the previous year]: equal to or greater than 1.30 Covenants measured by TNL’s consolidated balance sheets;

(ii)	(ii) TNL PCS S.A., (“...”) (d) Guarantee: fiança guarantee of TNL and assignment of receivables of TNL PCS S.A.;(“…”) (h) Covenants: (i) Total debt / EBITDA: equal to or less than 4.0; (ii) EBITDA / Financial Expenses: equal to or greater than 1.75; (iii) (Short term debt – Cash and Cash Equivalents)/ EBITDA: equal to or less than 0.70; (ii) Net Equity / Total Assets: equal to or greater than 0.25; (v) [EBITDA – (Income Tax + Social Contribution)] / [Amortization + (Financial Expenses – Financial Income) – Cash and Cash Equivalents from the previous year]: equal to or greater than 1.30 Covenants measured by TNL’s consolidated balance sheets;

TELE NORTE LESTE PARTICIPAÇÕES S/A.

Minutes of the 337th meeting of the Board of Directors,

held on November 26, 2009.

Pág. 2 de 2

(iii)	(iii) Brasil Telecom S.A., (“...”) (d) Guarantee: fiança guarantee of TNL and assignment of receivables of BTSA;(“…”) (h) Covenants: (i) Total debt / EBITDA: equal to or less than 4.0; (ii) EBITDA / Financial Expenses: equal to or greater than 1.75; (iii) (Short term debt – Cash and Cash Equivalents)/ EBITDA: equal to or less than 0.70; (ii) Net Equity / Total Assets: equal to or greater than 0.25; (v) [EBITDA – (Income Tax + Social Contribution)] / [Amortization + (Financial Expenses – Financial Income) – Cash and Cash Equivalents from the previous year]: equal to or greater than 1.30 Covenants measured by TNL’s consolidated balance sheets;

(iv)	(iv) 14 Brasil Telecom Celular S.A., (“...”) (d) Guarantee: fiança guarantee of TNL and assignment of receivables of BTSA;(“…”) (“...”) (h) Covenants: (i) Total debt / EBITDA: equal to or less than 4.0; (ii) EBITDA / Financial Expenses: equal to or greater than 1.75; (iii) (Short term debt – Cash and Cash Equivalents) / EBITDA: equal to or less than 0.70; (ii) Net Equity / Total Assets: equal to or greater than 0.25; (v) [EBITDA – (Income Tax + Social Contribution)] / [Amortization + (Financial Expenses – Financial Income) – Cash and Cash Equivalents from the previous year]: equal to or greater than 1.30 Covenants measured by TNL’s consolidated balance sheets; (“...”)”. The other provisions of this item remain unchanged.

VII. CLOSING: The material used in the presentation will be filed with the secretary of the Board of Directors. Nothing further to discuss, these minutes were drafted, read, approved and executed by all present.

Rio de Janeiro, November 26, 2009.

José Augusto da Gama Figueira

Secretary

Members of the Board of Directors:

José Mauro M. Carneiro da Cunha	Otávio Marques de Azevedo
Chairman

Pedro Jereissati	Joaquim Dias de Castro (alternate)

Fernando Magalhães Portella	Alexandre Jereissati Legey

Alvaro Furtado de Andrade	Ricardo Ferraz Torres (alternate)

João Pedro Amado Andrade

TELE NORTE LESTE PARTICIPAÇÕES S/A.

Minutes of the 337th meeting of the Board of Directors,

held on November 26, 2009.

Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02,558,134/0001-58

BOARD OF TRADE (NIRE) NO. 33 300 26253-9

EXCERPT OF ITEM 6 FROM THE MINUTES OF THE 338th GENERAL MEETING OF THE BOARD OF DIRECTORS, HELD ON NOVEMBER 26, 2009.

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that Item 6 of the Agenda “Projeto Continente: (i) new Class of Preferred Shares of Telemar Norte Leste S.A. (“Telemar”) denominated TMAR7 and, as a result, amendment to Telemar’s Bylaws; and (ii) TMAR registration with the SEC and listing on the NYSE”, from the minutes of the 338th Meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on November 26, 2009, at 9:30 a.m., in the conference room of the Company’s Board, located at Praia de Botafogo No. 300 – 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, states as follows:

“As for Item 6, the creation of a new Class of preferred shares of Telemar (“TMAR7”), and as a result, the amendment to Telemar’s Bylaws, and the registration with the SEC and listing on the NYSE of Telemar, as well as the conversion by TNL of the preferred shares it holds in Telemar (TMAR5 and TMAR6) into TMAR7 were unanimously approved. Mr. Alex Zornig explained the principal characteristics of the current shares issued by Telemar and Brasil Telecom S/A (“BRT”), and highlighted the principal characteristics of the proposed TMAR7 shares: (1) the shares will be similar to the preferred shares of BRT (BRTO4); (2) holders of BRTO4 shall receive shares of the new class as a result of the share exchange between BRT into Coari Participações S.A. (“Coari”) and the subsequent the merger of Coari into Telemar; (3) a voluntary conversion period will be opened for holders of Telemar’s class A preferred shares (TMAR5) and class B preferred shares (TMAR6) to voluntarily exchange their shares for the new class of shares; (4) the shareholders of TNL will exchange the preferred shares they hold of Telemar for TMAR7; (5) TMAR7 will be the class of Telemar’s preferred shares listed on the New York Stock exchange; and (6) class “A” preferred shares (TMAR5) will be entitled to the same rights granted to TMAR7 preferred shares, in addition to existing rights to which TMAR5 preferred shares are entitled. Finally, a comparison between TMAR 7 and TMAR 5 shares has been made, and the advantages and disadvantages of the creation of the new class of Telemar’s preferred shares (TMAR7) have been pointed out.”

The majority of the members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Mauro M. Carneiro da Cunha – President, Lúcio Otávio Ferreira (alternate), Alexandre Jereissati Legey, Pedro Jereissati, Fernando Magalhães Portella, João José de Araújo Pereira Pavel (alternate), João Pedro Amado Andrade, Joaquim Dias de Castro (alternate) and Ricardo Ferraz Torres (alternate).

Rio de Janeiro, November 26, 2009.

José Augusto da Gama Figueira

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S/A.

Excerpt of item 6 from the minutes of the 338th general meeting of the board of directors

Held on November 26, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer